UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)

                               KOGER EQUITY, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   500228101
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                                 (CUSIP Number)

                             John F. Hartigan, Esq.
                          Morgan, Lewis & Bockius LLP
                             801 South Grand Avenue
                             Los Angeles, CA 90017
                                 (213) 612-2500
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 31, 1996
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                               Page 1 of 7 Pages

---------------------                                         -----------------
CUSIP No.  500228101             SCHEDULE 13D                 Page 2 of 7 Pages
---------------------                                         -----------------


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1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Apollo Real Estate Investment Fund II, L.P.
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2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                        (b) /X/
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3            SEC USE ONLY

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4            SOURCE OF FUNDS*
                      WC
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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /
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6            CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
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                          | 7          SOLE VOTING POWER
                          |                     4,713,598 shares
        NUMBER OF         ------------------------------------------------------
         SHARES           | 8          SHARED VOTING POWER
      BENEFICIALLY        |                     0
        OWNED BY          ------------------------------------------------------
          EACH            | 9          SOLE DISPOSITIVE POWER
        REPORTING         |                     4,713,598 shares
       PERSON WITH        ------------------------------------------------------
                          | 10         SHARED DISPOSITIVE POWER
                          |                     0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      4,713,598
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      22.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                      PN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         -----------------
CUSIP No.  500228101             SCHEDULE 13D                 Page 3 of 7 Pages
---------------------                                         -----------------



--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Apollo Real Estate Advisors II, L.P.
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /

                                                                        (b) /X/
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
                      OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
                          | 7          SOLE VOTING POWER
                          |                     4,713,598 shares
        NUMBER OF         ------------------------------------------------------
         SHARES           | 8          SHARED VOTING POWER
      BENEFICIALLY        |                     0
        OWNED BY          ------------------------------------------------------
          EACH            | 9          SOLE DISPOSITIVE POWER
        REPORTING         |                     4,713,598 shares
       PERSON WITH        ------------------------------------------------------
                          | 10         SHARED DISPOSITIVE POWER
                          |                     0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      4,713,598
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      22.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                      PN
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         -----------------
CUSIP No.  500228101             SCHEDULE 13D                 Page 4 of 7 Pages
---------------------                                         -----------------



--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      AP-KEI Holdings, LLC
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                        (b) /X/
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*
                      WC; AF
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5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                           / /
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
--------------------------------------------------------------------------------
                          | 7          SOLE VOTING POWER
                          |                     3,000,000 shares
        NUMBER OF         ------------------------------------------------------
         SHARES           | 8          SHARED VOTING POWER
      BENEFICIALLY        |                     0
        OWNED BY          ------------------------------------------------------
          EACH            | 9          SOLE DISPOSITIVE POWER
        REPORTING         |                     3,000,000 shares
       PERSON WITH        ------------------------------------------------------
                          | 10         SHARED DISPOSITIVE POWER
                          |                     0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      3,000,000
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      14.4%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
                      OO
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 3 amends and supplements the Schedule 13D, dated June 25, 1996, as amended by Amendment No. 1, dated August 15, 1996, and Amendment No. 2, dated October 16, 1996, by Apollo Real Estate Investment Fund II, L.P., a Delaware limited partnership ("AREIF II"), Apollo Real Estate Advisors II, L.P., a Delaware limited partnership ("AREA II"), and AP-KEI Holdings, LLC, a Delaware limited liability company ("AP-KEI").


Item 3.  Source and Amount of Funds or Other Consideration.



         The following is inserted at the end of Item 3:

                  On October 31, 1996, AREIF II exercised the options granted pursuant to the TCW Option Agreement and the Tyndall Option Agreement, purchasing a total of 1,130,642 shares of Common Stock for an aggregate purchase price of $14,874,231.75. The aggregate amount paid at closing was reduced by previous payments of $826,200.00 made pursuant to the option agreements. The discussion herein of the TCW Option Agreement and the Tyndall Option Agreement is subject to, and qualified in its entirety by, reference to such agreements, copies of which were attached to the initial Schedule 13D and are incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

         Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety by the following:

                  (a) and (b) As of the date hereof, AREIF II, together with AREA II, are deemed to beneficially own an aggregate of 4,713,598 shares of the Common Stock, which constitutes approximately 22.6% of the Common Stock outstanding.* Of that amount, 3,000,000 shares of Common Stock are also beneficially owned by AP-KEI (a subsidiary of AREIF II), which constitutes approximately 14.4% of the Common Stock outstanding.

                  AREIF II owns directly or indirectly (through AP-KEI) 4,713,598 shares of Common Stock, as to which it has sole voting and dispositive power. AREA II, general partner of AREIF II, is deemed to beneficially own such 4,713,598 shares of Common Stock and have sole voting and dispositive power.

------------------------------

*        All calculations of percentages of beneficial ownership in this
Schedule 13D are based on there being 20,873,866 shares of Common Stock outstanding, which is the amount disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1996 (17,873,866 shares of Common Stock) together with the 3,000,000 shares of Common Stock issued by the Company pursuant to the October Stock Purchase Agreement.

                               Page 5 of 7 Pages

                  AP-KEI owns 3,000,000 shares of Common Stock, as to which it has sole voting and dispositive power. AP-MM is the managing member of AP-KEI. The managing member of AP-MM is Kronus Property, Inc, a wholly-owned subsidiary of AREIF II.

         Item 5(c) is hereby amended to include the following:

                  Since the most recent filing on Schedule 13D by the Reporting Persons, there have been no transactions in the Common Stock except for the exercise of the option granted pursuant to the TCW Option Agreement and the Tyndall Option Agreement. On October 31, 1996 AREIF II exercised such options and purchased a total of 1,130,642 shares of Common Stock for an aggregate purchase price of $14,874,231.75, which price was reduced by previous payments of $826,200.00 made pursuant to the option agreements.



                               Page 6 of 7 Pages

                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 1, 1996

                         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                         By:  Apollo Real Estate Advisors II, L.P.
                              General Partner

                              By: Apollo Real Estate Capital Advisors II, Inc.
                                  General Partner


                                  By:  /s/ Michael D. Weiner
                                     Name:     Michael D. Weiner
                                     Title:    Vice President,
                                               Apollo Real Estate Capital
                                                 Advisors II, Inc.



                         APOLLO REAL ESTATE ADVISORS II, L.P.

                         By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                              By:  /s/ Michael D. Weiner
                                 Name:     Michael D. Weiner
                                 Title:    Vice President,
                                           Apollo Real Estate Capital
                                             Advisors II, Inc.



                         AP-KEI HOLDINGS, LLC

                         By:  AP-MM KEI Holdings, LLC
                              its Managing Member

                              By: Kronus Property, Inc.

                                  By:  /s/ Michael D. Weiner
                                     Name:    Michael D. Weiner
                                     Title:   Vice President,
                                              Kronus Property, Inc.

                               Page 7 of 7 Pages